Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 June 28, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 919
        Guggenheim International Dividend Strategy Portfolio, Series 16
                              File No. 333-181473
                              -------------------


Dear Mr. Bartz:

   This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 925, filed on June 26, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim International Dividend Strategy Portfolio, Series 16 (the "Trust"). This letter serves to respond to your comments.

Investment  Summary  -  Security  Selection
-------------------------------------------

   1. Security Selection Rules. The fourth bullet under Item 2 states that the one year price history is based on trading on any U.S. exchange. However, pink sheets are not exchanges. Please revise the disclosure.

   Response: The disclosure will be revised to state:

     o Minimum one year price history for each security, as of the Security Selection Date, based on trading on any U.S. exchange or alternative trading system.

   We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                          By /s/ Morrison Warren
                                                         -----------------------
                                                                 Morrison Warren